SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
Solicitation/Recommendation Statement
under Section 14(d)(4)
of the Securities Exchange Act of 1934

NTS-Properties III
(Name of Subject Company)

NTS-Properties III
(Names of Person Filing Statement)

LIMITED PARTNERSHIP INTERESTS
(Title of Class of Securities)

62942E100
(CUSIP Number of Class of Securities)

J.D. Nichols, Managing General Partner
of
NTS-PROPERTIES ASSOCIATES
10172 Linn Station Road
Louisville, Kentucky 40223
(502) 426-4800
(Name, address and telephone number of person authorized to receive
notices and communications on behalf of the person filing statement)

Copy to:

Mark Borrelli, Esq.
Shefsky & Froelich Ltd.
444 North Michigan Avenue, Suite 2500
Chicago, Illinois 60611
(312) 836-4014

☐   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information

(a)   The name of the subject company is NTS-Properties III, a Georgia limited partnership (the "Partnership"). The Partnership's principal executive offices are located at 10172 Linn Station Road, Louisville, Kentucky 40223 and its telephone number is (502) 426-4800.

(b)   The subject class of equity securities is limited partnership interests in the Partnership (the "Interests"). As of June 25, 2001, the Partnership had 12,675 outstanding Interests held by 690 holders of record.

Item 2. Identity and Background of Filing Person.

(a)   The name and business address of the Partnership, which is the person filing this Schedule 14D-9, are set forth in Item 1 above.

(d)   This Schedule 14D-9 relates to an Offer to Purchase dated June 25, 2001 (the "Offer to Purchase") by the Partnership and ORIG, LLC ("ORIG"), a Kentucky limited liability company and affiliate of the Partnership (collectively, the "Offerors"), to purchase for cash Interests from limited partners that are not affiliates of the Offerors, subject to the terms and conditions set forth in the Offer to Purchase and the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the "Offer") included as exhibits to a Schedule TO (the "Schedule TO") filed by the Offerors, along with additional bidders J.D. Nichols and Brian F. Lavin, on June 25, 2001. The Offer to Purchase and the Letter of Transmittal have been included as Exhibit (a)(1)(i) and (a)(1)(ii) hereto, respectively, and each is incorporated herein by reference where specifically indicated.

On July 18, 2001, Equity Resource Lexington Fund Limited Partnership, a Massachusetts limited partnership, Eggert Dagbjartsson, its general partner, and Equity Resources Group, Inc., a Massachusetts corporation (collectively, the "Third-Party Purchaser"), offered to purchase for cash up to 2,532 Interests at a price of $275 per Interest, subject to the terms and conditions set forth in Offer to Purchase and the related Agreement of Sale (which together constitute the "Third-Party Offer") included as exhibits to a Schedule TO filed by the Third-Party Purchaser on July 18, 2001. On July 23, 2001, following the commencement of the Third-Party Offer, the Partnership and ORIG sent notice to the Partnership's limited partners notifying them that the purchase price of the Offer, which was originally $250 per Interest, was increased to $285 per Interest. On July 30, 2001, the Partnership and ORIG sent an Amended and Restated Offer to Purchase to the Partnership's limited partners which, among other things, reflected the $285 per Interest purchase price and indicated that the number of Interests being sought in the Offer, which was originally 200, had increased to 2,000. On August 16, 2001, the Third-Party Purchaser sent notice to the Partnership's limited partners notifying them that the purchase price of the Third-Party Offer had been increased from $275 to $290 per Interest. This notice was filed as an exhibit to the Amendment No. 1 to the Schedule TO filed on August 16, 2001 by the Third-Party Purchaser.

In response to the increased purchase price by the Third-Party Purchaser, the Offerors sent notice to the Partnership's limited partners on August 17, 2001 (the "Notice"), notifying them that the purchase price per Interest in the Offer is being increased from $285 to $300 in response to the Third Party Offer, as amended. The Notice is included as Exhibit (a)(1)(xi) to this Schedule 14D-9.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Information contained in Section 11 of the Amended and Restated Offer to Purchase is incorporated herein by this reference.

Item 4. The Solicitation or Recommendation.

(a)-(b) Information contained in the "Notice to Investors dated August 17, 2001" and included as Exhibit (a)(i)(xi) hereto is incorporated herein by this reference.

(c) Information contained in the Introduction and Section 1 of the Amended and Restated Offer to Purchase is incorporated herein by this reference.

Item 5. Persons/Assets, Retained, Employed, Compensated or Used.

(a) Information contained in Section 15 of the Amended and Restated Offer to Purchase is incorporated herein by this reference.

Item 6. Interest in Securities of the Subject Company.

(b) Information contained in Section 13 of the Amended and Restated Offer to Purchase is incorporated herein by this reference.

Item 7. Purpose of the Transaction and Plans or Proposals.

(d)(1) Information contained in Section 1 of the Amended and Restated Offer to Purchase is incorporated herein by this reference.

(d)(2) Not Applicable.

Item 8. Additional Information.

(b) None.

Item 9. Material to be Filed as Exhibits.

(a)(1)(i) Offer to Purchase dated June 25, 2001 (Incorporated by reference to Exhibit (a)(1)(i) to Schedule TO filed by the Partnership, ORIG, J.D. Nichols and Brian F. Lavin on June 25, 2001).

(a)(1)(ii)	Form of Letter of Transmittal (Incorporated by reference to Exhibit (a)(1)(ii) to Schedule TO filed by the Partnership, ORIG, J.D. Nichols and Brian F. Lavin on June 25, 2001).
(a)(1)(iii)	Form of Affidavit and Indemnification Agreement for Missing Certificate(s) of Ownership (Incorporated by reference to Exhibit (a)(1)(iii) to Schedule TO filed by the Partnership, ORIG, J.D. Nichols and Brian F. Lavin on June 25, 2001).
(a)(1)(iv)	Form of Letter to Limited Partners (Incorporated by reference to Exhibit (a)(1)(iv) to Schedule TO filed by the Partnership, ORIG, J.D. Nichols and Brian F. Lavin on June 25, 2001).
(a)(1)(v)	Substitute Form W-9 with Guidelines (Incorporated by reference to Exhibit (a)(1)(v) to Schedule TO filed by the Partnership, ORIG, J.D. Nichols and Brian F. Lavin on June 25, 2001).
(a)(1)(vi)	Notice sent by the Partnership to Limited Partners dated July 23, 2001 (Incorporated by reference to Exhibit (a)(1)(vi) to Amendment No. 1 to Schedule TO filed by the Partnership, ORIG, J.D. Nichols and Brian F. Lavin on July 23, 2001).
(a)(1)(vii)	Revised Letter of Transmittal (Incorporated by reference to Exhibit (a)(1)(vii) to Amendment No. 1 to Schedule TO filed by the Partnership, ORIG, J.D. Nichols and Brian F. Lavin on July 23, 2001).
(a)(1)(viii)	Notice of Withdrawal for Third-Party Offer (Incorporated by reference to Exhibit (a)(1)(viii) to Amendment No. 1 to Schedule TO filed by the Partnership, ORIG, J.D. Nichols and Brian F. Lavin on July 23, 2001).
(a)(1)(ix)	Notice sent by the Partnership to Limited Partners dated July 30, 2001 (Incorporated by reference to Exhibit (a)(1)(ix) to Amendment No. 2 to Schedule TO filed by the Partnership, ORIG, J.D. Nichols and Brian F. Lavin on July 30, 2001).
(a)(1)(x)	Amended and Restated Offer to Purchase sent by the Partnership to Limited Partners on July 30, 2001 (Incorporated by reference to Exhibit (a)(1)(x) to Amendment No. 2 to Schedule TO filed by the Partnership, ORIG, J.D. Nichols and Brian F. Lavin on July 30, 2001).
(a)(1)(xi)	Notice sent by the Partnership to Limited Partners dated August 17, 2001 (Incorporated by reference to Exhibit (a)(1)(xi) to Amendment No. 3 to Schedule TO filed by the Partnership, ORIG, J.D. Nichols and Brian F. Lavin on August 17, 2001).
(a)(2)	None.
(a)(3)	None.
(a)(4)	None.
(a)(5)	None.
(e)	Section 11 of the Amended and Restated Offer to Purchase sent by the Partnership to Limited Partners on July 30, 2001 (Incorporated by reference to Exhibit (a)(1)(x) to Amendment No. 2 to Schedule TO filed by the Partnership, ORIG, J.D. Nichols and Brian F. Lavin on July 30, 2001).
(g)	None.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 17, 2001   NTS-PROPERTIES III, a Georgia limited partnership

By: NTS-PROPERTIES ASSOCIATES, a Georgia limited partnership and General Partner

By: /s/ J.D. Nichols
        J.D. Nichols, Managing General Partner

NTS III (SC 14D-9 for joint offer) (August 17 2001).wpd

EXHIBITS

Exhibit Number	Description
(a)(1)(i)	Offer to Purchase dated June 25, 2001 (Incorporated by reference to Exhibit (a)(1)(i) to Schedule TO filed by the Partnership, ORIG, J.D. Nichols and Brian F. Lavin on June 25, 2001).
(a)(1)(ii)	Form of Letter of Transmittal (Incorporated by reference to Exhibit (a)(1)(ii) to Schedule TO filed by the Partnership, ORIG, J.D. Nichols and Brian F. Lavin on June 25, 2001).
(a)(1)(iii)	Form of Affidavit and Indemnification Agreement for Missing Certificate(s) of Ownership (Incorporated by reference to Exhibit (a)(1)(iiii) to Schedule TO filed by the Partnership, ORIG, J.D. Nichols and Brian F. Lavin on June 25, 2001).
(a)(1)(iv)	Form of Letter to Limited Partners (Incorporated by reference to Exhibit (a)(1)(iv) to Schedule TO filed by the Partnership, ORIG, J.D. Nichols and Brian F. Lavin on June 25, 2001).
(a)(1)(v)	Substitute Form W-9 with Guidelines (Incorporated by reference to Exhibit (a)(1)(v) to Schedule TO filed by the Partnership, ORIG, J.D. Nichols and Brian F. Lavin on June 25, 2001).
(a)(1)(vi)	Notice sent by the Partnership to Limited Partners dated July 23, 2001 (Incorporated by reference to Exhibit (a)(1)(vi) to Amendment No. 1 to Schedule TO filed by the Partnership, ORIG, J.D. Nichols and Brian F. Lavin on July 23, 2001).
(a)(1)(vii)	Revised Letter of Transmittal (Incorporated by reference to Exhibit (a)(1)(vii) to Amendment No. 1 to Schedule TO filed by the Partnership, ORIG, J.D. Nichols and Brian F. Lavin on July 23, 2001).
(a)(1)(viii)	Notice of Withdrawal for Third-Party Offer (Incorporated by reference to Exhibit (a)(1)(viii) to Amendment No. 1 to Schedule TO filed by the Partnership, ORIG, J.D. Nichols and Brian F. Lavin on July 23, 2001).
(a)(1)(ix)	Notice sent by the Partnership to Limited Partners dated July 30, 2001 (Incorporated by reference to Exhibit (a)(1)(ix) to Amendment No. 2 to Schedule TO filed by the Partnership, ORIG, J.D. Nichols and Brian F. Lavin on July 30, 2001).
(a)(1)(x)	Amended and Restated Offer to Purchase sent by the Partnership to Limited Partners on July 30, 2001 (Incorporated by reference to Exhibit (a)(1)(x) to Amendment No. 2 to Schedule TO filed by the Partnership, ORIG, J.D. Nichols and Brian F. Lavin on July 30, 2001).

(a)(1)(xi)	Notice sent by the Partnership to Limited Partners dated August 17, 2001 (Incorporated by reference to Exhibit (a)(1)(xi) to Amendment No. 3 to Schedule TO filed by the Partnership, ORIG, J.D. Nichols and Brian F. Lavin on August 17, 2001).
(a)(2)	None.
(a)(3)	None.
(a)(4)	None.
(a)(5)	None.
(e)	Section 11 of the Amended and Restated Offer to Purchase sent by the Partnership to Limited Partners on July 30, 2001 (Incorporated by reference to Exhibit (a)(1)(x) to Amendment No. 2 to Schedule TO filed by the Partnership, ORIG, J.D. Nichols and Brian F. Lavin on July 30, 2001).
(g)	None.

NTS III (SC 14D-9 for joint offer) (August 17 2001).wpd